Exhibit 99.1

Fly Leasing Reports First Quarter 2021 Financial Results

Dublin, Ireland, May 13, 2021 – Fly Leasing Limited (NYSE: FLY) (“FLY”), a global leader in aircraft leasing, today announced its financial results for the first quarter of 2021.

Highlights

•	Signed merger agreement to be acquired by Carlyle Aviation for $17.05 per share
•	Total revenues of $80.9 million
•	Net loss of $3.4 million, $0.11 per share
•	Unrestricted cash and cash equivalents of $117.2 million
•	$157 million net book value of unencumbered assets

"The pending acquisition of FLY by an affiliate of Carlyle Aviation Partners is on track and is expected to close in the third quarter,” said Colm Barrington, CEO of FLY. “We believe that this transaction represents strong value for FLY shareholders with the per share cash consideration representing a premium of nearly 30% to FLY’s closing price on March 26, 2021, the last trading day prior to the merger announcement."

“In the quarter, FLY’s revenues and net income were again adversely impacted by the global pandemic,” added Barrington. “While we are seeing improvements in some sectors of the global airline industry, particularly in U.S. and Chinese domestic traffic, there are still large parts of the world where COVID-19 is surging and both domestic and international air traffic is at a virtual standstill due to continuing travel restrictions. It now appears likely that it will be well into 2022 before global air traffic returns towards 2019 levels.”

Financial Results

FLY is reporting a net loss of $3.4 million, or $0.11 per share, for the first quarter of 2021. This compares to net income of $38.1 million, or $1.24 per share, for the same period in 2020. During the first quarter of 2021, FLY recognized $5.9 million of costs associated with the pending transaction with Carlyle Aviation (see below under "Merger").

Adjusted Net Income (Loss)

Adjusted Net Loss was $1.4 million for the first quarter of 2021, compared to Adjusted Net Income of $43.6 million for the same period in the previous year. On a per share basis, Adjusted Net Loss was $0.04 in the first quarter of 2021, compared to Adjusted Net Income of $1.42 for the first quarter of 2020.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Financial Position

At March 31, 2021, FLY’s total assets were $3.1 billion, including investment in flight equipment totaling $2.8 billion. Total cash at March 31, 2021 was $151.2 million, of which $117.2 million was unrestricted. At March 31, 2021, FLY's net debt to equity ratio was 2.2x, reduced from 2.3x as of December 31, 2020.

Merger

FLY announced on March 29, 2021 that it had entered into a definitive agreement to be acquired by an affiliate of Carlyle Aviation Partners (“Carlyle Aviation”), the commercial aviation investment and servicing arm within The Carlyle Group’s $56 billion Global Credit platform. Under the terms of the Merger Agreement, FLY shareholders will receive $17.05 per share in cash, representing a total equity valuation of approximately $520 million. The total enterprise value of the transaction is approximately $2.36 billion. The transaction is expected to close in the third quarter of 2021 and is subject to customary closing conditions, including applicable regulatory clearance and the approval of FLY’s shareholders. Given the pending transaction, FLY will not host a first quarter earnings call.

Aircraft Portfolio

At March 31, 2021, FLY had 84 aircraft and seven engines in its portfolio. FLY's aircraft and engines are on lease to 36 airlines in 22 countries. The table below does not include the engines.

Portfolio at	Mar. 31, 2021		Dec. 31, 2020
	Number	% of Net Book Value	Number	% of Net Book Value
Airbus A320ceo Family	32	28%	32	28%
Airbus A320neo Family	1	2%	1	2%
Airbus A330	3	2%	3	2%
Boeing 737NG	40	39%	40	39%
Boeing 737 MAX	2	3%	2	3%
Boeing 777-LRF	2	11%	2	11%
Boeing 787	4	15%	4	15%
Total(1)	84	100%	84	100%

(1)	Includes six aircraft classified as held for sale as of March 31, 2021. No aircraft were classified as held for sale as of December 31, 2020.

At March 31, 2021, the average age of the portfolio, weighted by net book value of each aircraft and engine, was 8.6 years. The average remaining lease term was 4.7 years, also weighted by net book value.

About FLY

FLY is a global aircraft leasing company with a fleet of modern and fuel efficient commercial jet aircraft. FLY leases its aircraft under multi-year lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

Non-GAAP Financial Measures

FLY provides all financial information in accordance with Generally Accepted Accounting Principles in the United States (GAAP). To supplement our consolidated financial statements presented in accordance with GAAP, we are also providing with this press release certain non-GAAP financial measures, including Adjusted Net Income (Loss) and Adjusted Return on Equity.  In calculating these non-GAAP financial measures, we have excluded certain amounts, as detailed in the reconciliation below.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business, operations and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, risks and uncertainties related to the merger transaction with Carlyle Aviation, and the risk that FLY may be unable to achieve its portfolio growth expectations, or to reap the benefits of such growth. Additional or unforeseen effects from the COVID-19 pandemic and the global economic climate may give rise to or amplify many of these risks. The extent to which the COVID-19 pandemic ultimately impacts FLY's business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas
Fly Leasing Limited
+1 203-769-5916

ir@flyleasing.com

Fly Leasing Limited
Consolidated Statements of Income (Loss)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Mar. 31,
	2021 (Unaudited)	2020 (Unaudited)
Revenues
Operating lease rental revenue	$55,376	$85,535
End of lease income	25,811	2,427
Amortization of lease incentives	(1,082)	(614)
Amortization of lease discounts and other	(261)	92
Operating lease revenue	79,844	87,440
Finance lease revenue	129	145
Gain on sale of aircraft	—	31,717
Interest and other income	884	2,253
Total revenues	80,857	121,555
Expenses
Depreciation	29,967	31,631
Aircraft impairment	22,546	—
Interest expense	22,066	27,155
Selling, general and administrative	12,500	7,664
Provision for uncollectible operating receivables	1,000	—
(Gain) loss on derivatives	(2,724)	507
Fair value (gain) loss on marketable securities	(1,839)	9,412
Loss on extinguishment of debt	—	850
Maintenance and other costs	1,104	1,184
Total expenses	84,620	78,403
Net income (loss) before provision (benefit) for income taxes	(3,763)	43,152
Provision (benefit) for income taxes	(370)	5,080
Net income (loss)	$(3,393)	$38,072
Weighted average number of shares
- Basic	30,481,069	30,765,840
- Diluted	30,481,069	30,768,029
Earnings (loss) per share
- Basic and Diluted	$(0.11)	$1.24

Fly Leasing Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

	Mar. 31, 2021 (Unaudited)	Dec. 31, 2020 (Audited)
Assets
Cash and cash equivalents	$117,231	$132,097
Restricted cash and cash equivalents	34,000	29,432
Rent receivables, net	65,516	57,015
Investment in finance lease, net	10,075	10,396
Flight equipment held for sale, net	40,454	—
Flight equipment held for operating lease, net	2,438,666	2,529,428
Maintenance rights	279,124	279,124
Deferred tax asset, net	10,941	11,753
Fair value of derivative assets	3,570	2,085
Other assets, net	136,581	116,255
Total assets	$3,136,158	$3,167,585
Liabilities
Accounts payable and accrued liabilities	$27,391	$18,135
Rentals received in advance	6,620	8,724
Payable to related parties	4,362	4,058
Security deposits	36,226	36,439
Maintenance payment liability, net	201,820	203,684
Unsecured borrowings, net	297,082	296,876
Secured borrowings, net	1,603,986	1,642,242
Deferred tax liability, net	51,420	51,366
Fair value of derivative liabilities	35,648	46,169
Other liabilities	78,182	70,896
Total liabilities	2,342,737	2,378,589
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 30,481,069 shares issued and outstanding at March 31, 2021 and December 31, 2020	31	31
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	509,738	509,738
Retained earnings	309,574	312,967
Accumulated other comprehensive loss, net	(25,922)	(33,740)
Total shareholders’ equity	793,421	788,996
Total liabilities and shareholders’ equity	$3,136,158	$3,167,585

Fly Leasing Limited
Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)

	Three months ended Mar. 31,
	2021 (Unaudited)	2020 (Unaudited)
Cash Flows from Operating Activities
Net income (loss)	$(3,393)	$38,072
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Gain on sale of aircraft	—	(31,717)
Depreciation	29,967	31,631
Flight equipment impairment	22,546	—
Amortization of debt discounts and debt issuance costs	2,114	1,875
Amortization of lease incentives and other items	1,421	604
Provision for uncollectible operating lease receivables	1,000	—
Fair value (gain) loss on marketable securities	(1,839)	9,412
Loss on extinguishment of debt	—	850
Provision (benefit) for deferred income taxes	(370)	5,181
Maintenance payment liability recognized into earnings	—	(2,487)
Other	(2,430)	268
Changes in operating assets and liabilities:
Rent receivables	(14,981)	(7,036)
Other assets	(19,119)	230
Payable to related parties	304	(5,807)
Accounts payable, accrued liabilities and other liabilities	12,904	9,957
Net cash flows provided by operating activities	28,124	51,033
Cash Flows from Investing Activities
Purchase of flight equipment	—	(27,282)
Proceeds from sale of aircraft, net	—	160,271
Payments for aircraft improvement	(1,604)	(6,294)
Payments for lessor maintenance obligations	(65)	(347)
Other	362	(231)
Net cash flows (used in) provided by investing activities	(1,307)	126,117

	Three months ended Mar. 31,
	2021 (Unaudited)	2020 (Unaudited)
Cash Flows from Financing Activities
Security deposits received	1,921	3,305
Maintenance payment liability receipts	4,281	7,848
Maintenance payment liability disbursements	(3,528)	(10,109)
Debt extinguishment costs	—	(20)
Debt issuance costs	(186)	—
Repayment of secured borrowings	(39,510)	(118,211)
Shares repurchased	—	(6,504)
Net cash flows used in financing activities	(37,022)	(123,691)
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	(93)	(18)
Net (decrease) increase in unrestricted and restricted cash and cash equivalents	(10,298)	53,441
Unrestricted and restricted cash and cash equivalents at beginning of period	161,529	338,303
Unrestricted and restricted cash and cash equivalents at end of period	$151,231	$391,744

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$117,231	$361,151
Restricted cash and cash equivalents	34,000	30,593
Unrestricted and restricted cash and cash equivalents	$151,231	$391,744

Fly Leasing Limited
Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Mar. 31,
	2021 (Unaudited)	2020 (Unaudited)
Net income (loss)	$(3,393)	$38,072
Adjustments:
Unrealized foreign exchange gain	(183)	(95)
Deferred income taxes	(370)	5,181
Fair value changes on undesignated derivatives	(3,278)	481
Merger costs	5,853	—
Adjusted Net Income (Loss)	$(1,371)	$43,639
Average Shareholders’ Equity	$791,209	$884,257
Adjusted Return on Equity	(0.7%)	19.7%

Weighted average diluted shares outstanding	30,481,069	30,768,029
Adjusted Net Income (Loss) per diluted share	$(0.04)	$1.42

FLY defines Adjusted Net Income (Loss) as net income (loss) plus or minus (i) unrealized foreign exchange gains and losses; (ii) deferred income taxes; (iii) the fair value changes associated with interest rate derivative contracts that are not accounted for as cash flow hedges; and (iv) non-recurring expenses. The adjustments included within Adjusted Net Income (Loss) are primarily non-cash or non-recurring items that we consider unrelated to the ongoing performance of our operations. Adjusted Return on Equity is calculated by dividing Adjusted Net Income (Loss) by average shareholders’ equity for each period presented. For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income (Loss) and Adjusted Return on Equity, in addition to GAAP net income (loss) and earnings (loss) per share, to assess our core operating performance on a consistent basis from period to period. Management believes these measures are helpful in evaluating the operating performance of our ongoing operations and identifying trends in our performance, because they remove the effects of certain non-cash or non-recurring items and certain other items that are not indicative of our overall operating trends. In addition, Adjusted Net Income (Loss) and Adjusted Return on Equity help us compare our performance to our competitors. These measures should be considered in addition to, and not as substitutes for, net income or other financial measures determined in accordance with GAAP. FLY’s definitions may be different from those used by other companies.